Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

January 13, 2012

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Studio II Brands, Inc.

Amendment No. 4 to Form 8-K

Filed December 12, 2011

Amendment No. 5 to Form 8-K

Filed December 13, 2011

Response Letter dated December 12, 2011

File No. 000-50000

Dear Mr. Reynolds:

On behalf of Studio II Brands., a Florida corporation (the “Company”), on January 10, 2012, we filed correspondence responding to your comment letter dated December 22, 2011.  After completing the filing, we noted that there were typographical errors in the portion of the correspondence responding to comment 3.  The purpose of this correspondence is to correct the typographical errors in the previously filed written response to comment 3.

Amendment No. 5 to Form 8-K filed December 13, 2011

Exhibit 99.1

Hippo Lace Limited Financial Statements

Note 3. Business Acquisition, page 14

3.

We have read your response to comment two of our letter dated November 28, 2011 and it does not satisfactorily address our concerns. We specifically note the following:

1

“Thereafter, Hippo Lace Limited (“HLL”) became the successor of Sizegenic to own the shareholder loan. In this connection, the consideration in the purchase price allocation has net off the repayment of $86,198 shareholder loan and included the shareholder loan of $86,198 payable to Sizegenic in the allocated net tangible assets…..”

Please explain to us in clear English what “to own the shareholder loan” and “net off” means as these terms are used in your response.

We further note the following:

The shareholder loan owned by HLL became an intercompany loan payable to HLL, which is eliminated in the consolidation of HLL Financial Statements of Exhibit 99.1.

Please explain to us in clear English how a loan can be “owned” and classified as an intercompany loan payable if it has been repaid.

Response:

“To own the shareholder loan” means the shareholder loan payable to Sizegenic by Legend Sun became shareholder loan payable to HLL after HLL paid off the shareholder loan to Sizegenic on behalf of Legend Sun.  HLL and legend Sun are two different legal entities located in different countries.  The transaction could be viewed as follows: HLL lent the money to Legend Sun and Legend Sun paid off the shareholder loan to Sizegenic.  Legend Sun is still liable to pay the loan to HLL, but in the consolidation process, the intercompany loan shall be eliminated.

The “net off” means total consideration of $182,982 paid to Sizegenic has been reduced by $86,198 to reflect such payoff of shareholder loan to Sizegenic and the remaining balance ($96,784) is for the acquisition of Legend Sun.

Pursuant to the Supplementary Agreement to the Sale and Purchase Agreement between HLL and Sizegenic, previously filed as Exhibit 10.10 to the Company’s amended report on Form 8-K/A Amendment No. 4, the total consideration was paid (i) to acquire all of the issued and outstanding shares of Legend Sun owned by Sizegenic, and (ii) to pay off the outstanding shareholder loan owed to Sizegenic by Legend Sun.

The total cash consideration amounting to $182,982, of which $96,784 was allocated to the acquisition of issued and outstanding shares of Legend Sun, and the balance of $86,198 was allocated to liquidate Legend Sun’s shareholder loan payable to Sizegenic.  Accordingly, after completion of the transaction described above, the outstanding shareholder loan in the amount of

$86,198 was owed by Legend Sun to its sole shareholder, HLL.  Please see below for the Journal Entry:

On HLL Book	Dr.	Cr.
Investment in Legend Sun	96,784
Due from Legend Sun	86,198
Cash		182,982

On Legend sun book
Due to Sizegenic	86,198
Due to HLL		86,198

Elimination JE for intercompany loan in consolidation
Due to HLL	86,198
Due from Legend sun		86,198

In order to clarify the disclosures relating to this matter, Item 2.01 (Management Discussion and Analysis- Background) of the 8-K/A Amendment No. 6, has been revised as follows:

Pursuant to the Supplementary Agreement to the Sale and Purchase Agreement, the consideration of $182,982 was paid (i) to acquire all of the issued and outstanding shares of Legend Sun owned by Sizegenic, and (ii) to pay off the outstanding shareholder loan owed to Sizegenic by Legend Sun. Accordingly, after completion of the transaction described above, the outstanding shareholder loan in the amount of $86,198 was owed by Legend Sun to its sole shareholder, HLL.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

3